STRATASYS ANNOUNCES 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS & REHOVOT, Israel, March 31, 2016—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2016 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, May 5, 2016, at 11:30 a.m. U.S. Eastern Daylight Time, at The Charles Hotel, 1 Bennett St, Cambridge, MA 02138, 3rd Floor, Compton Room. The record date for shareholders entitled to vote at the Meeting is Tuesday, April 5, 2016.

The agenda for the Meeting is as follows:

1.	Re-election or election (as appropriate) of each of the Company’s director nominees (whose identities will be detailed in Stratasys’ proxy statement, which will be published in the near future), to serve as a director of the Company.

2.	Re-election or election (as appropriate) of each of the Company’s two nominees (whose identities will be detailed in Stratasys’ proxy statement) to serve as an external director of the Company.

3.	Approval of annual compensation packages for the external directors and other independent, non-external directors of the Company in respect of their directorship services.

4.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and authorization of the Company's Board of Directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2015 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Approval of each of the proposals above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions).

The approval of Proposal 2 (election of each of the external director nominees) is also subject to satisfaction of one of the following, additional voting requirements:

●the majority voted in favor of the election must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the election that are voted at the meeting, excluding abstentions; or

●the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At the adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders of record a proxy statement naming the nominees under Proposals 1 and 2 and describing in detail additional logistical information related to the Meeting, the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy, and various other information related to the Meeting, along with a proxy card enabling Stratasys' shareholders to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Vice President of Investor Relations, Shane Glenn, at the contact information provided below.

This press release is also available on the Stratasys website at www.Stratasys.com.

About Stratasys Ltd.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing - shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company's solutions provide customers with unmatched design freedom and manufacturing flexibility - reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys Media Contacts
Stratasys
Arita Mattsoff / Joe Hiemenz
Stratasys
Tel. +972-(0)74-745-4000 (IL)
Tel. +1-952-906-2726 (US)
arita@stratasys.com
joe.hiemenz@stratasys.com
or
North America
Craig Librett
Stratasys
+1-518-494-3442
Craig.Librett@stratasys.com
or
Europe
Jonathan Wake / Miguel Afonso
UK Bespoke
Tel: +44-1737-215200
stratasys@bespoke.co.uk
or
Germany
Philipp Budde
Rheinfaktor
Tel: +49 221 88046-0
stratasys@rheinfaktor.de
or
Asia Pacific
Stratasys AP
Janice Lai
Tel. +852 3944 8888
Media.ap@stratasys.com
or
Japan
Stratasys Japan
Aya Yoshizawa
Tel. +81 90 6473 1812
aya.yoshizawa@stratasys.com
or
Korea
Stratasys Korea
Janice Lai
Tel. +852 3944 8888
Media.ap@stratasys.com
or
Greater China
Stratasys Shanghai
Icy Xie
Tel: +86-21-26018886
icy.xie@stratasys.com
or
Mexico, Central America, Caribe and South America
Stratasys Mexico
Erica Massini
+55 11 2626 9229
erica.Massini@stratasys.com
or
Brazil
Tatiana Fonseca
GAD Communications
Tel: +55-11-3846-9981
tatiana@gadcom.com.br